UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of August 19, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Easington selected for landing of gas from Omen Lange

Oslo (2003-08-15): The Centrica site at Easington in England has been selected as the location for a new reception facility to be constructed for the Ormen Lange Gas Pipeline.

The decision is supported by the Ormen Lange field development participants, ConocoPhillips as investor and Gassco as the future Ormen Lange Transportation system Operator.

The Ormen Lange plans for Development and Operation (PDO) and Pipeline Installation and Operation (PIO) are scheduled to be submitted to the authorities during 4Q2003.

The Ormen Lange field is the largest undeveloped gas field on the Norwegian continental shelf. It is located approximately 100 kilometers northwest of the Møre and Romsdal coast at a water depth of some 1000 meters. The estimated gas reserves are 375 billion cubic meters of dry gas, and 22 million cubic meters of condensate.

Participants in the Ormen Lange license are:

Norsk Hydro ASA	(17.956%)	(Operator for development and construction)
A/S Norske Shell	(17.2%)	(Operator in the production phase)
Petoro AS	(36%)
Statoil ASA	(10.774%)
Esso Exploration and Production Norway AS	(7,182%)
BP	(10,888%)

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website.

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President,

Corporate Accounting and Consolidation

August 19, 2003